NEWS RELEASE                                      EXHIBIT 20.10

FOR IMMEDIATE RELEASE              CONTACT: Thomas P. Scottino
08/21/98                                    (630) 378-7504


          TELLABS AND CIENA ADJOURN STOCKHOLDER MEETINGS

Lisle, Ill. - Tellabs, Inc. announced Friday that CIENA Corporation received notice this morning that AT&T will not evaluate CIENA's
40-channel WDM multiplexer. In light of this development, both Tellabs and CIENA have agreed to adjourn their respective stockholder meetings until September 9, 1998.

Tellabs designs, manufactures, markets and services voice and data transport and access systems. The company's products are used worldwide by the providers of communications services. Tellabs, Inc., stock is listed on the Nasdaq Stock Market (TLAB).